LM Funding America, Inc.

302 Knights Run Avenue, Suite 1000

Tampa, FL 33602

October 20, 2015

VIA EDGAR AND EMAIL Ms. Kathryn McHale, Senior Staff Attorney Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	LM Funding America, Inc. Registration Statement on Form S-1, as amended File Number 333-205232

Dear Ms. McHale:

On behalf of LM Funding America, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Wednesday, October 21, 2015 at 4:00 p.m., Eastern Time, or as soon thereafter as possible. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Curt P. Creely at Foley & Lardner LLP, at (813) 225-4122.

Very truly yours,

LM Funding America, Inc.

By:	/s/ Stephen Weclew
Stephen Weclew
Chief Financial Officer

International Assets Advisory, LLC

390 N. Orange Ave., Suite 750

Orlando, FL 32801

October 20, 2015

Ms. Kathryn McHale, Senior Staff Attorney	BY EDGAR AND EMAIL
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	LM Funding America, Inc.
Registration Statement on Form S-1, as amended (File No. 333-205232)

Dear Ms. McHale:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins LM Funding America, Inc. in requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated and that such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 21, 2015, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that between September 5, 2015 and October 19, 2015, as of 12:00 noon Eastern Time, the undersigned has effected the distribution of approximately the following number of copies of the Preliminary Prospectus, dated September 4, 2015:

Institutions	1,366 Copies
Others	0 Copies
Total	1,366 Copies

Very truly yours,

INTERNATIONAL ASSETS ADVISORY, LLC

/s/ Edward Cofrancesco
Edward Cofrancesco
Chief Executive Officer